Rule 424(b)(3)
                                         File Nos. 333-114270 and 333-114270-03

PRICING SUPPLEMENT NO. 3 DATED MAY 2, 2005
     (To Prospectus Dated April 21, 2004 and Prospectus Supplement Dated February 7, 2005)

                                              COUNTRYWIDE FINANCIAL CORPORATION
                                                    Medium-Term Notes, Series A
                                     Due Nine Months or More From Date of Issue
                                         Payment of Principal, Premium, if any,
                           and Interest Fully and Unconditionally Guaranteed by
                                                   COUNTRYWIDE HOME LOANS, INC.
                                                          Floating Rate Notes

Trade Date:                May 2, 2005 Principal Amount:           $500,000,000
Public Offering Price:     100%        Proceeds, before expenses,
Agent Discount:            .250%       to Countrywide Home Loans:  $498,750,000
Purchase Price:            99.750%     CUSIP:                         22238HAC4
Original Issue Date:       May 5, 2005 ISIN:                       US22238HAC43
Stated Maturity Date:      May 5, 2008 Common Code:                021920436
Minimum Denomination:      $10,000
Specified Currency:        U.S. Dollars Maximum Interest Rate:              N/A
Interest Rate Basis:       LIBOR (Telerate Page 3750)Minimum Interest Rate: N/A
Index Maturity:            3 month     Interest Factor Convention:          N/A
Initial Interest Rate:     3.46938%    Spread (plus or minus):        plus .25%
Spread Multiplier:                           N/A
Interest Reset Dates:      Quarterly on the 5th of February,
                            May, August and November,
                            commencing August 5, 2005
Interest Payment Dates:    Quarterly on the 5th of February,
                            May, August and November,
                            commencing August 5, 2005
Record Dates: The 15th of January, April, July
                            and October preceding the
                           applicable Interest Payment Date
Redemption:                                     Repayment:
Check box opposite applicable paragraph:Check box opposite applicable paragraph:
|X| The Notes cannot be redeemed prior to maturity.|X| The Notes cannot be
                                                repaid prior to maturity.
|_|                                             The Notes may be redeemed prior
                                                to maturity.|_| The Notes may be
                                                repaid prior to maturity.
Book Entry:                |X|
Certificated:              |_|
                           Joint Book-Running Managers

     BARCLAYS CAPITAL         CITIGROUP            DEUTSCHE BANK SECURITIES

                           Joint Lead Manager
                   COUNTRYWIDE SECURITIES CORPORATION

                              Co-Managers

RBC CAPITAL MARKETS                                       RBS GREENWICH CAPITAL

     The Notes to which this Pricing Supplement relates will constitute unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation. As of December 31, 2004, Countrywide Financial Corporation, on an unconsolidated basis, had no secured indebtedness outstanding, $77,652,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with the Notes to which this Pricing Supplement relates, and $235,913,000 of intercompany notes payable. As of that date, Countrywide Home Loans, Inc. had $25,061,455,758 aggregate principal amount of secured indebtedness outstanding, including $7,775,825,596 of intercompany borrowings, and $25,443,413,816 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Home Loans, Inc. and will rank equally with the Guarantees to which this Pricing Supplement relates.

     In connection with the offering, Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, Deutsche Bank Securities Inc. or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.




                                                         DESCRIPTION OF NOTES

     The following information supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the Countrywide Financial Corporation Medium-Term Notes, Series A, contained in the accompanying Prospectus Supplement and Prospectus.

Reopening

     Countrywide Financial Corporation may, without the consent of the holders of the Notes, reopen this issue of Notes and issue additional notes of the same series with substantially similar terms (except for the Public Offering Price and Original Issue Date and under some circumstances, the first interest payment date).

Form and Settlement

     The Notes will be represented by one or more global certificates in fully registered form. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Investors may elect to hold their beneficial interests in a global certificate through DTC, Clearstream Banking, societe anonyme, Luxembourg or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations that are participants in such system. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.


                                                                    UNDERWRITING

     Subject to the terms of a Terms Agreement, dated May 2, 2005, among Countrywide Financial Corporation, Countrywide Home Loans, Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Countrywide Securities Corporation, RBC Capital Markets Corporation and Greenwich Capital Markets, Inc. (collectively, the "Agents"), Countrywide Financial Corporation has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amount of Notes set forth opposite their names below:

                                                                Principal Amount
                  Agents                                           of the Notes
                  ------                                     ------------------
         Barclays Capital Inc.                               $    112,500,000
         Citigroup Global Markets Inc.                            112,500,000
         Deutsche Bank Securities Inc.                            112,500,000
         Countrywide Securities Corporation                       112,500,000
         RBC Capital Markets Corporation                           25,000,000
         Greenwich Capital Markets, Inc.                           25,000,000
                                                             ------------------
                                                                 $   500,000,000

     Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

     The Agents propose to offer the Notes initially at the public offering price set forth on the cover page of this Pricing Supplement and to certain dealers at such price less a concession not in excess of 0.150% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.100% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

     The Notes are a new issue of securities with no established trading market. Countrywide Financial Corporation has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Certain of the Agents will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such Agents and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such Agents based on transactions those Agents conduct through the system. Such Agents will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     Countrywide Financial Corporation has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Agents may be required to make in respect of these liabilities, as described in the accompanying Prospectus Supplement dated February 7, 2005.

                                                          ------------------


     You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Financial Corporation and Countrywide Home Loans, Inc. have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Financial Corporation and Countrywide Home Loans, Inc. are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Financial Corporation and Countrywide Home Loans, Inc. may have changed since that date.